Confidential Treatment Requested

by Mimecast Limited

MIME-0001

Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 29, 2015

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Mimecast Limited

c/o Mimecast North America Inc.

480 Pleasant St

Watertown, MA 02472

Attn: Peter Campbell, Chief Financial Officer

Telephone: (781) 697-0684

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E. Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Mimecast Limited
Registration Statement on Form F-1
Filed October 16, 2015
CIK No. 0001644675

Dear Ms. Jacobs:

Rule 83 Confidential Treatment Request by Mimecast Limited

This letter is being supplementally furnished on behalf of Mimecast Limited (the “Company”) with respect to the Company’s Registration Statement on Form F-1 (File No. 333-

Ms. Jacobs	Confidential Treatment Requested
United States Securities and Exchange Commission	by Mimecast Limited
October 29, 2015	MIME-0002
Page 2

207454) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2015. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share compensation expense and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s ordinary shares to be $[***] to $[***] per share. The Company has provided the anticipated price range above after giving effect to a [***]-to-one reverse split (the “Reverse Split”) of the Company’s capital stock that is expected to be effected prior to the offering, and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. In addition, the Company expects that it will narrow the above ranges to a $2 range that would be reflected in the preliminary prospectus prior to the commencement of the roadshow.

Estimated Offering Price Range

As disclosed in the Registration Statement, the Company’s board of directors has historically determined the fair value of its ordinary shares using valuation methodologies that are consistent with that described in the American Institute of Certified Public Accountants Accounting & Valuation Guide titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The Company’s board of directors determined that the fair value of the Company’s ordinary shares was, as of the following respective grant dates: $10.98 in September 2015, $10.98 in August 2015, $9.78 in May 2015, $9.78 in April 2015, $9.78 in March 2015, $6.78 in January 2015 and $6.78 in December 2014, in each case after giving effect to the Reverse Split.

Several quantitative and qualitative factors contributed to the difference between the Company’s most recent valuations of its ordinary shares and the estimated price range for the Company’s initial public offering (the “IPO”). The Company advises the Staff that it believes the increase in the expected estimated valuation over the September 2015, August 2015, May 2015, April 2015, March 2015, January 2015 and December 2014 valuations is as a result of the following factors, among others:

•	an analysis of the typical valuations seen in recent IPOs in the Company’s industry:

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for SaaS companies such as the Company; and

Ms. Jacobs	Confidential Treatment Requested
United States Securities and Exchange Commission	by Mimecast Limited
October 29, 2015	MIME-0003
Page 3

•	an assumption that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the Company and the underwriters.

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range and the Company’s estimation of the fair value of its ordinary shares in September 2015, August 2015, May 2015, April 2015, March 2015, January 2015 and December 2014 was primarily the result of the following subsequent events and circumstances:

•	The expansion of the Company’s client base, increased adoption of its products within its existing client base, impact of senior executives hired during the period, anticipated return from recent significant infrastructure investments, operating and financial performance and favorable business conditions;

•	The anticipated price range for the IPO necessarily assumes that the IPO has occurred and that a public market for the Company’s ordinary shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s ordinary shares, which was appropriately taken into account in the Company’s determination of the fair value of its ordinary shares;

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions;

•	The Company’s convertible preferred shares have substantial economic rights and preferences superior to its ordinary shares. The estimated offering price range assumes the conversion of all of the Company’s convertible preferred shares to ordinary shares upon the completion of the IPO and the corresponding elimination of such superior economic rights and preferences; and

•	The price that investors may be willing to pay in the IPO may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

Ms. Jacobs	Confidential Treatment Requested
United States Securities and Exchange Commission	by Mimecast Limited
October 29, 2015	MIME-0004
Page 4

The Company most recently determined in September 2015 that the value of its ordinary shares was $10.98. [***]. The Company notes, however, that its valuation methodology assumed a 50% weighting to each of the DCF method and the guideline public company method. Giving 100% weighting to the latter would result in an increase in value and would be appropriate since it reflects how the investors in the public markets would value the company. Second, the methodology applied a 6% discount for lack of marketability. The Company believes that these two factors are additional reasons explaining the most recent valuation compared to the estimated public offering range.

The Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the ordinary shares referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Peter Campbell, Chief Financial Officer, Mimecast Limited, c/o Mimecast North America Inc., 480 Pleasant St, Watertown, MA 02472, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

Ms. Jacobs	Confidential Treatment Requested
United States Securities and Exchange Commission	by Mimecast Limited
October 29, 2015	MIME-0005
Page 5

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan.

Michael J. Minahan

Enclosures

cc:	Peter Bauer, Mimecast Limited

Peter Campbell, Mimecast Limited

Mark J. Macenka, Goodwin Procter LLP